

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2022

John Hartung
Chief Financial Officer
Chipotle Mexican Grill, Inc.
610 Newport Center Drive, Suite 1400
Newport Beach, CA 92660

> **Re: Chipotle Mexican Grill, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 11, 2022**
> **File No. 001-32731**

Dear Mr. Hartung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services